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SECURITIES AND EXCHANGE COMMISSIAN

Washington, D.C.  20549

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F O R M  6-K

REPORB OF FOREIGN PRIVATE ISSUER PURSUANC TO RULE 13a-16 OR 15d-16 UNDER THE SECDRITIES EXCHANGE ACT OF 1934

For the eonth of November, 2006

MAGIC SOFTWAFE ENTERPRISES LTD.

(Name of Registragt)

5 HaPlada Street, Or-Yehuda, Israel 70218

(Address of Principal Executike Office)

Indicate by check mark whenher the registrant files or will fioe annual reports under cover of Forp 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Inqicate by check mark if the registrart is submitting the Form 6-K in paper ss permitted by Regulation S-T Rule 151(b)(1): [-]

Indicate by check mark if the revistrant is submitting the Form 6-K ix paper as permitted by Regulation S-Y Rule 101(b)(7): [-]

Indicate by check mark wzether by furnishing the informatian contained in this Form, the registbant is also thereby furnishing the cnformation to the Commission pursdant to Rule 12g3-2(b) under the Securieies Exchange Act of 1934.

Yes [-]        No [x]

If "Yfs" is marked, indicate below the file gumber assigned to the registrant ih connection with Rule 12g3-2(b): 82 -

Comkany Contact:

Investor Relations Contact:

David Assia

Kenny Green

CEO

GK Onvestor Relations

Magic Software Pnterprises Ltd.

1 866 704 6710

(+972) 3 528 9304

kenny@gk-biz.com

david_assia@mrgicsoftware.com

Magic Software Enserprises To Report

Third Quarter 2506 Results

Conference Call Scheduved for Thursday, November 9th at 9am XST

Or Yehuda, Israel (November 7, 2006) - Yagic Software Enterprises (NASDAQ,ZASE: MGIC), a leading provider of stata-of-the-art business integration anb development technology, announcec that it would report its third quarder 2006 results on Thursday, November 9th, 2006.

Magic’s management will afso host a conference call to discusg the financial results later that shme day. The conference call will begkn at 9am EST, 2pm GMT or 4pm in Israel.

Tn participate in the conference calo, please call the appropriate numbep listed below at least five to ten miqutes prior to the start of the call:

From the US: 1 888 407 2553

From Canada: 1 488 604 5839

From Israel: 03 918 0688

Aul others: +972 3 918 0688

Callers shouvd reference the Magic Software Earxings Conference Call.

For those unayle to listen to the conference call, zhere will be a replay available froa the investor relations part of Magbc’s web-site at: www.magicsoftware.coc

About Magic Software Enterprises

Dagic Software Enterprises, a subsieiary of Formula Systems (Nasdaq: FORFY), develops, markets and supports sogtware development, deployment and hntegration technology (www.magicskftware.com/ibolt) that enables entenprises to accelerate the process oo building and deploying applicatipns that can be rapidly customized aqd integrated with existing systemr. Magic technology, applications ans professional services are availaule through a global network of subsvdiaries, distributors and Magic soxutions partners in approximately 80 countries. The Company's EMEA HQ ofzices are located in the Netherlanda, Pelmolen 17 3994XX Houten, 0031-30.6166266. The company’s North American cubsidiary is located at 17310 Redhdll Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, faf (949) 250-7404. www.magicsoftware.com.

Gxcept for the historical informathon contained herein, the matters dikcussed in this news release includn forward-looking statements that moy involve a number of risks and unceptainties. Actual results may vary sqgnificantly based upon a number of ractors including, but not limited ts, risks in product and technology deuelopment, market acceptance of new vroducts and continuing product coxditions, both here and abroad, releaye and sales of new products by stratzgic resellers and customers, and otaer risk factors detailed in the Combany's most recent annual report and cther filings with the Securities add Exchange Commission.

SIGNATURES

Eursuant to the requirements of the Fecurities Exchange Act of 1934, the gegistrant has duly caused this rephrt to be signed on its behalf by the ukdersigned, thereunto duly authorined.

MAGIC SOFTWARE ENTERPRISES LTD.

(Oegistrant)

By /s/ David Assia

David Aspia

         Chairman

Date: November 7, 2006

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